DWS Investment Management Americas, Inc.

5201 Gate Parkway

Jacksonville, FL 32256

February 21, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No. 268 to the Registration Statement on Form N-1A of DWS ESG Core Equity Fund (the “Fund”), a series of Deutsche DWS Investment Trust (the “Registrant”) (Reg. Nos. 002-13628; 811-00043)

Dear Ms. White,

This letter is submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) regarding the above-referenced Post-Effective Amendment (“Amendment”), received via telephone on February 3, 2025. The Amendment was filed on behalf of the Fund on December 20, 2024, with an effective date of March 1, 2025.

The Staff’s comments are restated below, followed by the Fund’s responses.

1.	Comment: In the disclosure, under “ESG Assessments,” it states that “In order to meet the Advisor’s sustainability criteria, an issuer must receive a grade of “E” or above.” Does the DWS ESG Engine average the grades for the assessments such that it produces a single grade that must be “E” or above, or must the grade for each individual assessment be an “E” or above?

Response: Each of the graded ESG assessments operate independently of one another, and an issuer must receive a grade of “E” or above in each respective graded ESG assessment in order to satisfy the Advisor’s sustainability criteria. Disclosure has been revised in response to the Staff’s comment.

2.	Comment: In the discussion of DWS ESG Quality Assessment appearing in “Fund Details,” the second paragraph states that, “The DWS ESG Quality Assessment process begins by intaking each of the top-level ESG data vendor scores.” Does “top level” refer to the vendors or to the scores?

Response: The reference to “top-level” refers to the vendor scores. When paired with the sentence that follows and that reads, in relevant part, “…which, in the aggregate, consists of more than a hundred performance indicators…,” was intended to illustrate that while the ESG Engine intakes only one score from each ESG data vendor, each of these respective overall (i.e., “top-level”) ESG data vendor scores is itself representative of a number of underlying scores covering a wide range of ESG metrics. Disclosure has been revised in response to the Staff’s comment.

Any comments or questions on this filing should be directed to the undersigned at (904) 645-4353 (email: rob.benson@dws.com).

Very truly yours,

/s/Rob Benson

Rob Benson

Associate General Counsel

DWS Investment Management Americas, Inc.

cc: John Marten, Vedder Price P.C.